Filed by F.N.B. Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: BCSB Bancorp, Inc.

(Commission File No. 0-53163)

Certain portions of the F.N.B. Corporation Third Quarter 2013 Investor Presentation, dated November 6, 2013, which relate to the proposed merger between F.N.B. Corporation and BCSB Bancorp, Inc. are furnished below.

Cautionary Statement Regarding Forward-Looking Information
and Non-GAAP Financial Information

This presentation and the reports F.N.B. Corporation files with the Securities and Exchange Commission often contain “forward-looking statements” relating to present or future trends or factors affecting the banking industry and, specifically, the financial operations, markets and products of F.N.B. Corporation. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause F.N.B. Corporation’s future results to differ materially from historical performance or projected performance. These factors include, but are not limited to: (1) a significant increase in competitive pressures among financial institutions; (2) changes in the interest rate environment that may reduce interest margins; (3) changes in prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4)
general economic conditions; (5) various monetary and fiscal policies and regulations of the U.S. government that may adversely affect the businesses in which F.N.B. Corporation is engaged; (6) technological issues which may adversely affect F.N.B. Corporation’s financial operations or customers; (7) changes in the securities markets; (8) risk factors mentioned in the reports and registration statements F.N.B. Corporation files with the Securities and Exchange Commission; (9) housing prices; (10) job market; (11) consumer confidence and spending habits; (12) estimates of fair value of certain F.N.B. Corporation assets and liabilities; (13) transaction risks associated with the pending merger of BCSB Bancorp, Inc., and integration challenges related to the recently completed mergers with PVF Capital Corp. and Annapolis Bancorp, Inc. and the difficulties encountered in expanding into a new market and (14) the effects of current, pending and future legislation, regulation and regulatory actions.
F.N.B. Corporation undertakes no obligation to revise these forward-looking statements or to reflect events or circumstances after the date of this presentation.
To supplement its consolidated financial statements presented in accordance with Generally Accepted Accounting Principles (GAAP), the
Corporation provides additional measures of operating results, net income and earnings per share (EPS) adjusted to exclude certain costs, expenses, and gains and losses.  The Corporation believes that these non-GAAP financial measures are appropriate to enhance the understanding of its past performance as well as prospects for its future performance.  In the event of such a disclosure or release, the Securities and Exchange Commission’s Regulation G requires: (i) the presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and (ii) a reconciliation of the differences between the non-GAAP financial measure presented and the most directly comparable financial measure calculated and presented in accordance with GAAP.
The Appendix to this presentation contains non-GAAP financial measures used by the Corporation to provide information useful to investors in understanding the Corporation's operating performance and trends, and facilitate comparisons with the performance of the Corporation's peers.
While the Corporation believes that these non-GAAP financial measures are useful in evaluating the Corporation, the information should be considered supplemental in nature and not as a substitute for or superior to the relevant financial information prepared in accordance with GAAP.
The non-GAAP financial measures used by the Corporation may differ from the non-GAAP financial measures other financial institutions use to measure their results of operations.  This information should be reviewed in conjunction with the Corporation’s financial results disclosed on
October 17, 2013 and in its periodic filings with the Securities and Exchange Commission.

Important Information About the Pending Mergers

Merger of F.N.B. and BCSB Bancorp. In connection with the proposed merger between F.N.B. and BCSB Bancorp, a definitive proxy statement of BCSB
Bancorp and prospectus of F.N.B. will be filed with the SEC.  SHAREHOLDERS OF BCSB BANCORP, INC. ARE URGED TO READ THE DEFINITIVE
PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS
OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
F.N.B. and BCSB Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from BCSB
Bancorp shareholders in connection with the proposed merger. Information concerning such participants’ ownership of BCSB Bancorp common stock will be set forth in the definitive proxy statement/prospectus.
Where to Find Additional Information. A free copy of the definitive proxy statement/prospectus for each pending merger (when it is available), as well as other documents containing information about F.N.B. Corporation and BCSB Bancorp, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov).  In addition, investors and security holders may obtain free copies of the documents that F.N.B. and BCSB Bancorp have filed with the SEC by contacting the following persons at each corporation:
F.N.B.: James G. Orie, Chief Legal Officer, F.N.B. Corporation, One F.N.B. Boulevard, Hermitage, PA 16148, telephone: (724) 983-3317
BCSB Bancorp: Joseph J. Bouffard, President and Chief Executive Officer, BCSB Bancorp, Inc., 4111 East Joppa Road, Baltimore, MD 21236, telephone:
(410) 256-5000

About F.N.B. Corporation

(1) Pro-forma for the recently completed PVFC acquisition, which closed October 12, 2013 with assets of approximately $0.7 billion, loans of $0.5 billion, deposits of $0.6 billion and 16 banking locations and the pending acquisition of BCSB  Bancorp, expected to close 1Q14 with assets of approximately $0.6 billion, loans of $0.3 billion, deposits of $0.6 billion and 16 banking locations (2) SNL Financial, Pro-forma for PVFC & BCSB, excludes custodian bank; (3) As of
November 1, 2013
Fourth Largest
Pennsylvania-Based Bank
Positioned for Sustained Growth
Consistent, Strong Operating Results
Operating Strategy
Assets:$14.1 billion (1)
Loans:$9.6 billion (1)
Deposits:$11.8 billion (1)
Banking locations:282 (1)
Consumer finance locations:72
Attractive and expanding footprint: PA/OH/MD/WV: Banking locations span 56 counties and four states (1)
Leading market position (Pro-Forma) (2)
#3 market share in the Pittsburgh MSA
#10 market share in the Baltimore MSA
#6 overall market position for all counties of operation
Top quartile profitability performance
Deliver consistent, solid results
Industry-leading, consistent loan growth through recent economic cycle
Strong performance:3-year total shareholder return of 73% (3)
Reposition and reinvest for sustained growth; maintain low risk profile
Reposition and reinvest for sustained growth
Maintain disciplined expense control
Expanding market share potential and growth opportunities
Maintain low-risk profile

Reposition and Reinvest – Actions Drive Long-Term Performance

2009 2010 2011 2012 2013 YTD
PEOPLE Talent Management
Strengthened team through key
hires; Continuous team
development
Attract, retain, develop best talent
Geographic Segmentation
Regional model
Regional
Realignment
Created 5 & 6
Regions
PROCESS Sales Management/Cross Sell
Proprietary sales management
system developed and
implemented: Balanced
scorecards, cross-functional
alignment
Consumer
Banking
Scorecards
Consumer Banking Refinement/Daily Monitoring
Continued
Utilization
Commercial
Banking Sales
Management
Expansion to additional lines of
business
Private Banking,
Insurance,
Wealth
Management
PRODUCT Product Development
Deepened product set and niche
areas allow FNB to successfully
compete with larger banks and
gain share
Private Banking Capital Markets
Online and mobile banking investment
/implementation –
Online banking enhancements, mobile
banking and app
Online/mobile
banking
infrastructure
complete with
mobile remote
deposit capture
and online
budgeting tools
Asset Based
Lending
Small Business
Realignment
Treasury
Management
PRODUCTIVITY Branch Optimization
Continuous evolution of branch
network to optimize profitability
and growth prospects
De-Novo Expansion 11 Locations
Consolidate 2
Locations
Consolidate 6
Locations
Consolidate 37
Locations
Consolidate 6
Locations
Acquisitions
Opportunistically expand
presence in attractive markets
CB&T Parkvale
ANNB Closed 4/13
PVFC Closed 10/13
BCSB 1Q14
th
th

Source:  SNL Financial, deposit data as of June 30, 2013, pro-forma as of October 22, 2013, excludes custodial bank (Pittsburgh MSA).
All Other MSA’s represent MSA’s with FNB presence excluding Pittsburgh, Cleveland and Baltimore MSA’s.
Baltimore-Towson, MD MSA
Rank Institution
Total Deposits
($000)
Market
Share (%)
1 Bank of America Corp. 16,078,490 25.1
2 M&T Bank Corp. 14,292,887 22.3
3 PNC Financial Services Group Inc. 6,789,660 10.6
4 Wells Fargo & Co. 6,049,235 9.5
5 BB&T Corp. 3,909,353 6.1
6 SunTrust Banks Inc. 2,094,589 3.3
7 Susquehanna Bancshares Inc. 1,258,598 2.0
8 First Mariner Bancorp 1,109,454 1.7
9 Capital One Financial Corp. 976,432 1.5
10 F.N.B. Corporation 914,733 1.4
Cleveland-Elyria-Mentor, OH MSA
Rank Institution
Total Deposits
($000)
Market
Share (%)
1 KeyCorp 11,363,682 21.8
2 PNC Financial Services Group Inc. 6,382,510 12.2
3 TFS Financial Corp. (MHC) 5,425,587 10.4
4 Huntington Bancshares Inc. 4,261,126 8.2
5 Royal Bank of Scotland Group Plc 4,104,874 7.9
6 FirstMerit Corp. 3,522,009 6.8
7 Fifth Third Bancorp 3,384,743 6.5
8 JPMorgan Chase & Co. 2,939,452 5.6
9 U.S. Bancorp 2,032,321 3.9
10 Dollar Bank Federal Savings Bank 1,701,264 3.3
14 F.N.B. Corporation 623,947 1.2
Pittsburgh, PA MSA
Rank Institution
Total Deposits
($000)
Market
Share (%)
1 PNC Financial Services Group Inc. 47,062,720 56.5
2 Royal Bank of Scotland Group Plc 7,129,530 8.6
3 F.N.B. Corporation 3,867,847 4.6
4 Dollar Bank Federal Savings Bank 3,556,646 4.3
5 First Niagara Financial Group Inc. 2,762,262 3.3
6 Huntington Bancshares Inc. 2,512,422 3.0
7 First Commonwealth Financial Corp. 2,465,101 3.0
8 TriState Capital Holdings Inc. 1,940,243 2.3
9 S&T Bancorp Inc. 1,685,131 2.0
10 Northwest Bancshares Inc. 1,045,914 1.3
All Other FNB MSA's (excludes Pittsburgh, Baltimore, Cleveland)
Rank Institution
Total Deposits
($000)
Market
Share (%)
1 PNC Financial Services Group Inc. 11,180,309 11.7
2 M&T Bank Corp. 7,288,461 7.6
3 F.N.B. Corporation 5,175,196 5.4
4 Wells Fargo & Co. 4,861,113 5.1
5 Banco Santander SA 4,056,694 4.2
6 Huntington Bancshares Inc. 3,875,653 4.0
7 Royal Bank of Scotland Group Plc 3,667,677 3.8
8 FirstMerit Corp. 3,419,084 3.6
9 Susquehanna Bancshares Inc. 2,947,480 3.1
10 JPMorgan Chase & Co. 2,631,476 2.7
MSA Market Share - Proven Success, Opportunity For Growth
Established MSA Markets – Proven Success, Leading Share Position Achieved
Recent Expansion MSA Markets – Opportunity for Growth

Significant Commercial Prospects

Note: Above metrics at the MSA level
(1) Data per U.S. Census Bureau
(2) Data per Hoover’s as of October 21, 2013
Significant Commercial Prospects Concentrated in Pittsburgh, Baltimore & Cleveland
Opportunity to Leverage Core Competency and Drive Sustained Organic Growth
(1) (2)
Strong Concentration of Commercial Prospects
Over 175,000 Total Businesses (1)
1,904
1,987 2,094
8,857
9,621
10,106
12,851
13,345
13,410
52,149
59,240
65,169
Youngstown MSA Scranton MSA Harrisburg MSA Cleveland MSA Pittsburgh MSA Baltimore MSA
# of Business with Revenue >$1M
Total Businesses

Acquisition Strategy

Disciplined and Consistent Acquisition Strategy
Strategy
Disciplined identification and focus on markets that offer potential to leverage core competencies and growth opportunities
Criteria
Create shareholder value
Meet strategic vision
Fit culturally
Evaluation
Targeted financial and capital recoupment hurdles
Proficient and experienced due diligence team
Extensive and detailed due diligence process
Execution
Superior post-acquisition execution
Execute FNB’s proven, scalable, business model
Proven success assimilating FNB’s strong sales culture
Experienced Acquirer
12th bank acquisition since 2002 announced June 2013 (BCSB)
Fourth consecutive acquisition in a major MSA
Five acquisitions since 2010
Ten acquisitions since 2005
Execution Execution
Criteria Criteria
Evaluation Evaluation
Strategy Strategy